UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)

Willis Lease Finance Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

970646 10 5

(CUSIP Number)

Charles F. Willis, IV

c/o Willis Lease Finance Corporation

733 San Marin Drive, Suite 2215

Novato, California 94998

(415) 408-4700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2016

Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this statement, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The share numbers listed for voting and dispositive power as of a particular date include the number of shares into which options were exercisable or would be exercisable within 60 days of such date.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

June 6, 2016

1	Names of Reporting Persons: CFW Partners, L.P. I.R.S. Identification Nos. of above persons (entities only). 68-0392529

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,134,148

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,134,148

11	Aggregate Amount Beneficially Owned 2,134,148

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 31.65%

14	Type of Reporting Person PN

June 6, 2016

1	Names of Reporting Persons: Charles F. Willis, IV I.R.S. Identification Nos. of above persons (entities only).

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 706,575

	8	Shared Voting Power 2,241,546

	9	Sole Dispositive Power 418,987

	10	Shared Dispositive Power 2,241,546

11	Aggregate Amount Beneficially Owned 2,948,121

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 43.72%

14	Type of Reporting Person IN

June 6, 2016

1	Names of Reporting Persons: Austin Chandler Willis I.R.S. Identification Nos. of above persons (entities only).

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 405,488

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 106,222

11	Aggregate Amount Beneficially Owned 511,710

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.59%

14	Type of Reporting Person IN

The Schedule 13D filed with the Securities and Exchange Commission on December 11, 2000 (the “Initial 13D”) by CFW Partners, the Trust and Mr. Charles F. Willis, IV with respect to the Common Stock, par value $0.01 per share (the “Shares”), issued by Willis Lease Finance Corporation, a Delaware corporation (the “Issuer”), as amended on August 28, 2013, October 1, 2013, July 7, 2015, December 23, 2015, March 23, 2016 and May 20, 2016 (together with the Initial 13D, the “13D”), is hereby amended to reflect changes in the beneficial ownership information for each of the reporting persons that have occurred as a result of repurchases of Shares by the Issuer.  Capitalized terms not defined herein have the meanings ascribed to them in the 13D.

ITEM 3.                SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the 13D is hereby amended to add the following disclosure following the last paragraph of Item 3 of the 13D:

A total of 96,139 Shares were accepted by the Issuer for repurchase from Rutabega Capital Management LLC on May 23-24, 2016 under the Company’s Repurchase Program.  The Issuer closed the repurchase on May 24, 2016.

A total of 10,350 Shares were issued by the Issuer to the Company’s non-employee Board of Directors on May 26, 2016.

A total of 15,901 Shares were accepted by the Issuer for repurchase from Bradley S. Forsyth on June 2, 2016 under the Company’s Repurchase Program.  The Issuer closed the repurchase on June 2, 2016.

A total of 185,598 Shares were accepted by the Issuer for repurchase from M3 Partners, LP on June 6, 2016 under the Company’s Repurchase Program. The Issuer closed the repurchase on June 6, 2016.

Due to the resulting decrease in the number of outstanding Shares, resulting in the percentage of Shares beneficially owned by the Reporting Persons changing by one percent (1%) or more from May 20, 2016, the date of the last transaction reported on Schedule 13D.

ITEM 4.   PURPOSE OF THE TRANSACTION

Item 4 of the 13D is hereby amended to add the following disclosure following the last paragraph of Item 4 of the 13D:

June 6, 2016:  Due to a decrease to the number of outstanding Shares due to a repurchase by the Issuer since the date of the last report, the percentage of Shares beneficially owned by the Reporting Persons changed by one percent (1%) or more from May 20, 2016, the date of the last transaction reported in the 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

As disclosed below, each of the Reporting Persons may be deemed to beneficially own (as that term is used in Rule 13d-3) the Shares held by the other Reporting Persons.  Pursuant to Section 13d-4 of the Securities Act of 1933, as amended, each of the Reporting Persons disclaims beneficial ownership of all Shares held by each of the other Reporting Persons.

Items 5(a), 5(b) and 5(c) of the 13D are hereby deleted and replaced with the following:

June 6, 2016

(a)  The Reporting Persons may be deemed to beneficially own (as that term is used in Rule 13d-3), in the aggregate, 2,948,121 Shares, representing approximately 43.72% of the Issuer’s outstanding Shares (based upon the 7,320,306 Shares stated to be outstanding as of May 3, 2016 less 588,113 Shares which include Shares accepted by the Issuer for repurchase as follows: 365,742 shares repurchased from M3 Partners, LP, 96,139 Shared repurchased from Rutabega Capital Management LLC, 15,901 Shares repurchased from Bradley S. Forsyth, 110,331 shares repurchased on the open market through a 10b5-1 plan established by the Company in April 2016; plus 10,350 restricted stock awards issued to the Company’s non-employee Board of Directors on May 26, 2016.  Pursuant to Section 13d-4 of the Securities Act of 1933, as amended, each of the Reporting Persons disclaims beneficial ownership of all Shares held by each of the other Reporting Persons.

(b)  For purposes of this statement, as of June 6, 2016:

•                  CFW Partners had shared voting power and shared dispositive power over the 2,134,148 Shares held by CFW Partners.  Mr. Charles Willis had shared voting power over 2,134,148 of such Shares and shared dispositive power over the 2,134,148 Shares held by CFW Partners.  Mr. Austin Willis had shared voting power over 405,488 of such Shares.

•                  Mr. Charles Willis had sole voting power over 706,575 Shares, including 6,338 Shares held in a custodial account in the name of Charles F. Willis, V, the son of Mr. Charles Willis, of which Mr. Charles Willis serves as the custodian.  Mr. Charles Willis had sole dispositive power over 418,987 Shares.  Mr. Charles Willis may also have been deemed to have had shared voting power and dispositive power with respect to 106,222 Shares held by Mr. Austin Willis.

•                  Mr. Austin Willis also had shared voting power and shared dispositive power over 106,222 Shares (pursuant to the Military Durable Power of Attorney dated August 24, 2012 and further discussed in Item 6 of the amendment to the 13D filed on August 28, 2013, Mr. Charles Willis has shared voting power and shared dispositive power with regard to the Shares held by Mr. Austin Willis with respect to the Shares held by Mr. Austin Willis and the 19% limited partnership interest in CFW Partners held by Mr. Austin Willis).

(c)  The following table sets forth a description of transactions with respect to the Shares effected during the past 60 days by the Reporting Persons:

Reporting Person	Transaction Date	Number of Shares (Sold)/Acquired	Price Per Share	Where/How Effected
Charles F. Willis, IV	April 9, 2016	(4,444)	$21.47		(1)

(1) Return to the Issuer of previously restricted Shares to satisfy withholding tax liability.

The Reporting Persons may, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Issuer (or its affiliates) in the open market or otherwise, (ii) dispose of any or all of their Securities in the open market or otherwise, or (iii) engage in any hedging or similar transactions with respect to the Securities.

ITEM 7.                MATERIALS TO BE FILED AS EXHIBITS

1.  Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

CFW PARTNERS, L.P.

Date: June 7, 2016	By:	/s/Charles F. Willis, IV
Charles F. Willis, IV,
its General Partner

Date: June 7, 2016	By:	/s/Charles F. Willis, IV
Charles F. Willis, IV

Date: June 7, 2016	By:	/s/Austin Chandler Willis
Austin Chandler Willis